DOLOMITE ENERGY CORPORATION

Our Mission Is Simple: Put Oil in the Tank. Sell It. Share the Profits.



dolomitecorp.com Dallas, Texas

Highlights

1. INSTITUTIONAL ACCESS to oil opportunities that have historically been available only to operators.
2. OWNERSHIP INTERESTS in producing and development-stage oil and gas assets.
3. QUARTERLY DIVIDENDS planned after first year of operation, which will grow with production.
4. EXPERIENCED MANAGEMENT that has built and advised on various oil projects worth billions.

Team



Richard G Boyce Chief Executive Officer SPV Voting Proxy

Created billions in value working with operators globally to identify, evaluate, and develop oil and gas opportunities. Former Chief Geophysicist and VP of Exploration at Hunt Oil, working across Africa, the Middle East, and the Americas.



John Boyce Chief Operating Officer

Worked with Dick for over 25 years evaluating and developing oil and gas opportunities, and supporting projects across major U.S. basins and international markets.



Chip Langston Chief Financial Officer

Over 40 years evaluating distressed assets and structuring complex oil and gas transactions for number companies. Deep experience in accounting, finance, and restructuring.

Pitch Deck


DEC
DOLOMITE


ENERGY
CORPORATION
Trusted Relationships.
Targeted Opportunities.
2026

A LETTER FROM THE FOUNDERS

Our Story

Thank you for taking the time to learn about Dolomite Energy Corporation.

If you're considering becoming a shareholder, we'd like to share why we built Dolomite.

Every company has a story. This is ours.

Our Foundation

Between us, we've devoted well over a century to the oil and gas industry.

Our experience spans exploration, geology, engineering, acquisitions, finance, and project development across major U.S. basins and international markets. Together, we've helped operators discover fields, finance growth, structure transactions, and create billions of dollars in value.

Along the way, we've earned the trust of clients across the industry by approaching every opportunity with technical excellence, disciplined decision-making, and responsible stewardship of assets.

The Birth of Dolomite

Over the past 30+ years, we've built our consulting business on repeat clients. They come back to us time and again because they value our experience, judgment, technical expertise, integrity, and our ability to navigate the countless challenges that arise throughout the life of an oil and gas project.

That trust puts us in the room when projects are evaluated, decisions are made, and millions of dollars are committed. **But at the end of the day, we are still consultants.**

Time and again, we hear the same invitation from client after client:

"We really love working with you guys. If you can bring capital to the table, we'll make room."

Our Operator/Clients aren't looking for another source of capital. They have access to capital. They want us as partners because our involvement and advice help make projects better and increase their chances of success.

But there's no free lunch in the oil business. If we want a seat at the ownership table, we have to bring capital just like everyone else.

Eventually, we realized the answer wasn't another consulting engagement or another transaction. **It was finding a way to finally take our seat at the table.**

A business built on the relationships, experience, and trust we've spent our careers earning. A business that can turn access into ownership and allow us to participate in the kinds of opportunities we've spent decades helping others build.

That idea became Dolomite Energy Corporation.

And now, for the first time, **we're inviting individual investors to take a seat at the table alongside us.**

Why We Believe the Opportunity Exists

Oil and natural gas will remain essential to the global economy for decades to come. The opportunity we see, however, isn't simply in producing energy. It's in becoming the kind of ownership partner operators actually want to work with.

Successful operators rarely lack access to capital. They have access to banks, private equity firms, institutional investors, and other financing sources.

What many are looking for is something different. An ownership partner who understands the business, evaluates opportunities with technical discipline, makes decisions with a long-term perspective, and shares their commitment to building lasting value.

We believe that combination of capital, technical expertise, and trusted relationships is increasingly rare. It's where Dolomite has a distinct competitive advantage.

Aligned With Our Shareholders

From the beginning, we wanted our interests fully aligned with those of our shareholders.

That's why one of our first decisions as founders was to contribute a productive 1% overriding royalty interest (ORRI) as Dolomite's founding asset.

In more than 45 years in the industry, we've only received one productive ORRI. Rather than keeping that asset personally, we contributed it to Dolomite so the Company would begin with:

Real ownership.

Real production.

Positive cash flow from day one.

We believe actions speak louder than words. By contributing one of our most valuable personal assets to the Company, we made a simple commitment:

When Dolomite succeeds, our shareholders succeed right alongside us.

Looking Forward

For decades, we've had the privilege of helping others build successful energy companies.

Today, we're bringing together everything we've learned to build **the kind of company we've always wanted to own.**

Thank you for taking the time to learn our story.

We hope you'll join us in writing the next chapter.

We're just getting started.

Sincerely,

Dick Boyce - Chief Executive Officer

Jack Boyce - Chief Operating Officer

Chip Langston - Chief Financial Officer